Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]


A subsidiary of            Aldwych House                  Tel:  +44 207 611 8960
Stolt-Nielsen S.A.         71-91 Aldwych                  Fax:  +44 207 611 8965
                           London WC2B 4HN                www.stolt-nielsen.com
                           United Kingdom


                              For Immediate Release

                       Stolt-Nielsen S.A. Earnings Release
                  for Fourth-Quarter and 2004 Year-End Results


London, England - February 23, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today reported unaudited results for the fourth quarter and full year ended November 30, 2004. SNSA's reported results reflect the deconsolidation of Stolt Offshore S.A. (SOSA) in February 2004.

Highlights for the fourth quarter of 2004

o Results in line with pre-release guidance given on February 1, 2005 except for a correction in the accounting for an SNTG lease

o Consolidated net income of $42.4 million for the fourth quarter of 2004, up from a net loss of $216.4 million in the fourth quarter of 2003

o Earnings of $0.65 per diluted share for the quarter, compared to a loss of $3.94 per diluted share in the same quarter last year

o Operating revenue of $431.4 million for the quarter, compared to the as reported operating revenue of $693.0 million and the as adjusted (reflecting the deconsolidation of SOSA which occurred in the first quarter of 2004 and subtracting out SOSA fourth quarter 2003 operating revenue of $306.1 million) operating revenue of $386.9 million for the fourth quarter of 2003

o Stolt-Nielsen Transportation Group (SNTG) performance was enhanced by a continued strong parcel tanker market. The Stolt Tankers Joint Service Sailed-in Time Charter Index<f1> increased 25% compared to the same quarter last year and 4% compared to the third quarter of this year

o    Reduced operating loss for Stolt Sea Farm (SSF)

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"SNSA's results for the quarter reflected continued strengthening of SNTG's markets. Also contributing to the positive results were improved quarters for Stolt Sea Farm (SSF) and Stolt Offshore (SOSA), and lower financing costs.


--------------------------------------
<f1> The Stolt Tanker Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies which subtracts from the ship's operating revenue the variable costs associated with a voyage, which are primarily commissions, sublets, transshipments, port costs, and bunker fuel.

"Subsequent to the end of the fourth quarter of 2004, we sold our entire interest in SOSA, raising net proceeds of $490.6 million with an anticipated net gain on the sale of approximately $360 million to be recognized in the first quarter of 2005. With our improved capital structure, particularly after the sale of our interest in SOSA, further potential for reducing our financing costs, significant progress in dealing with SNTG's ongoing legal issues, and the pending merger of our salmon business into the world's largest aquaculture company, we believe SNSA is well positioned to invest in and grow its business."

SNSA Performance Summary & Results


-------------------------------------------------------------------------------------------------------------------
Reporting Item (in USD                             Quarterly                          Full Year
millions, except per share data)
                                            4Q04             3Q04           4Q03          2004            2003
-------------------------------------------------------------------------------------------------------------------
Revenues                                   431.4           407.9           693.0         1,955.7        3,026.4
-------------------------------------------------------------------------------------------------------------------
Net income (loss)                           42.4            17.5         (216.4)            74.9        (316.0)
-------------------------------------------------------------------------------------------------------------------
EPS (Basic)                                 0.67            0.28          (3.94)            1.21         (5.75)
-------------------------------------------------------------------------------------------------------------------
EPS (Diluted)                               0.65            0.28          (3.94)            1.19         (5.75)
-------------------------------------------------------------------------------------------------------------------

Net income for the quarter ended November 30, 2004 was $42.4 million, or $0.65 per diluted share, on operating revenue of $431.4 million, compared with a net loss of $216.4 million, or $(3.94) per diluted share, on reported operating revenue of $693.0 million for the fourth quarter of 2003. The decline in operating revenue is primarily due to the deconsolidation of SOSA. Operating revenue in SNTG increased by $64.3 million which offset a $19.9 million reduction in SSF. The diluted weighted average number of shares outstanding for the quarter was 64.6 million compared with 54.9 million for the same period in 2003. The increase in the average number of shares outstanding reflects the sale of 7.7 million shares in January of 2004 and the issuance of new shares resulting from the exercise of stock options during the year.

Net income for the full year ended November 30, 2004 was $74.9 million, or $1.19 per diluted share, on operating revenue of $1,955.7 million, compared with a net loss of $316.0 million, or $5.75 per diluted share, on reported operating revenue of $3,026.4 million for the same period in 2003. The decline in operating revenue reflects the deconsolidation of SOSA. Operating revenue at SNTG increased by $138.1 million and decreased by $2.7 million at SSF. For the full year ended November 30, 2004 and 2003, the diluted weighted average number of shares outstanding was 62.6 million and 54.9 million, respectively.

Results for the fourth quarter of 2004 included an adjustment taken to income of $0.9 million related to SNSA's financial restructuring, SNTG's litigation related expenses of $6.3 million, and $4.5 million of costs related to the Marine Harvest transaction compared to costs of $4.1 million, $6.0 million, and nil in the fourth quarter of 2003, respectively. Results for the full year 2004 included costs related to SNSA's financial restructuring of $20.6 million, SNTG litigation related expenses of $20.1 million, and the Marine Harvest transaction of $4.5 million compared with $5.2 million, $15.5 million, and nil in the full year 2003, respectively. Results for the full year of 2004 also included bonus and incentive awards of $9.5 million compared to $3.4 million in 2003.

Financing
In 2004, SNSA significantly improved its balance sheet and liquidity position. Debt<f2> as of November 30, 2004 totalled $1,112.9 million compared to $1,699.7 million as of November 30, 2003 (which included $387.5 million of SOSA debt owed to third parties), and $1,240.2 million as of August 31, 2004.

In November 2004, SOSA's banks released SNSA from all of its financial guarantee obligations to SOSA and the $50 million undrawn line of credit that SNSA provided to SOSA expired as scheduled.

SNSA's debt to tangible net worth ratio, which is the primary financial covenant contained in its financing arrangements (set at a maximum of 2:1), further improved to 1.3:1 as of November 30, 2004 from 2.7:1 as of November 30, 2003 and 1.7:1 as of August 31, 2004.

The consent solicitation and offer with respect to SNTG's senior notes have expired. A total of $18.21 million principal amount of notes and related consents were tendered, all of which SNTG has accepted for payment. The notes that were not tendered remain outstanding without change to their existing terms.

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)


---------------------------------------------------------------------------------------------------
Income from Operations                            Quarterly                Full Year
by Business Line (in USD millions)
                                            4Q04      3Q04         4Q03        2004       2003
---------------------------------------------------------------------------------------------------
Stolt Parcel Tankers                        38.3       31.2          8.9       118.8        65.3
---------------------------------------------------------------------------------------------------
Stolt Tank Containers                        3.1        6.2          3.8        17.8        18.3
---------------------------------------------------------------------------------------------------
Stolthaven Terminals                         5.4        6.9         (6.3)       24.2         7.3
---------------------------------------------------------------------------------------------------
SNTG Corp & Restructuring Charges            8.3        1.6         (0.5)       10.0        (7.5)
---------------------------------------------------------------------------------------------------
SNTG Total                                  55.1       45.9          5.9       170.8        83.4
---------------------------------------------------------------------------------------------------

o    Stolt Tanker Joint Service deep-sea results continue to be strong

o    SNTG's regional parcel tanker fleets had improved results

o    Improving margins in Stolt Tank Containers offset by additional legal fees

o    Continued high utilization for Stolthaven Terminals

o $10.9 million pre-tax gain recognized (in SNTG Corporate) on sale of interest in Greenwich, CT office building

Parcel Tanker Division
SNTG's parcel tanker division reported income from operations of $38.3 million in the fourth quarter of 2004, compared with income from operations of $8.9 million in the fourth quarter of 2003 (which included a reserve provision of $7.5 million for write-down of the investment in Stolt Marine Tankers LLC, a U.S. cabotage trade joint venture in which SNTG held 25%) and income from operations of $31.2 million in the third quarter of 2004. The Stolt Tankers Joint Service (STJS) Sailed-in Time Charter Index in the fourth quarter of 2004 increased by 25% from the fourth quarter of 2003 and 4% from the third quarter of 2004. STJS deep-sea results continue to be strong despite higher bunker fuel prices. Contracts of affreightment were renewed at significantly higher rates. SNTG's regional fleets also reported improved results in the fourth quarter 2004.

---------------------------------
<f2>Includes short-term bank loans and long-term debt and capital lease obligations, including current maturities.

Earlier this month, SNTG purchased the M/T Isola Blu, a 2001 built, 27 segregated stainless steel tanks, 26,660 deadweight ton ("dwt") parcel tanker from Finaval for approximately $45 million. SNTG will take delivery of this ship in the summer of this year. Later this week, SNTG will also take delivery of the 7,950 dwt M/T Marinor. This ship will be renamed the M/T Stolt Gannet and operate in SNTG's European coastal fleet.

Also, subsequent to the end of the fourth quarter of 2004, SNTG took delivery via long-term time-charter of the 25,000 deadweight ton ("dwt") M/T Stolt Virtue and the 11,500 dwt M/T Stolt Rindo and M/T Stolt Jasmine. Since 2003, SNTG has taken delivery of six new deep sea and four new regional ships on long-term time charter hire and with its pool partners currently has agreements to time-charter an additional eight new deep sea ships, including one additional 25,000 dwt ship and one additional 32,000 dwt ship for delivery later this year. In the short-term these ships will add much needed capacity and in the longer-term will replace tonnage that we expect to scrap over the next several years. Many of these agreements, which are with Japanese owners, were entered into in 2002 before the fall of the U.S. dollar and the increase in steel prices that caused newbuilding prices to rise appreciably. Under most of these time charter agreements, SNTG has multiple extension and purchase options.

SNTG recently established a joint venture, Shanghai Sinochem-Stolt Shipping Ltd., with Sinochem, to operate chemical tankers in the rapidly growing Chinese coast cabotage market. The joint venture has prepared its formal submission to the China Ministry of Commerce for an operating license, secured three strategic contracts with multi-national chemical companies, and will take delivery of four stainless steel and four coated chemical tankers from two Chinese yards starting in early March 2006.

Tank Container Division
SNTG's tank container division's income from operations was $3.1 million in the fourth quarter of 2004, compared with $3.8 million a year ago and $6.2 million in the third quarter of this year. While gross profit margins continue to improve as a result of the strong markets, particularly in the U.S. and Europe, results in the fourth quarter of 2004 were negatively impacted by $2.7 million of legal costs for the previously announced U.S. Department of Justice antitrust investigation. Utilization remains at a high level. Full year 2004 shipments, as a result of good growth in all markets, are up 13% compared to 2003. In 2004 we added 1,154 tank containers to our fleet, bringing our total number of tank containers to 17,153 at year end.

SNTG's tank container division recently established a joint venture with Shanghai Kingman Container Service Company Limited to provide integrated, multi-modal tank container domestic services to China's bulk liquid chemical and food industries.

Terminal Division
SNTG's terminal division reported income from operations of $5.4 million in the fourth quarter of 2004, compared with a loss from operations of $6.3 million in the fourth quarter of 2003 (which included a provision of $10.4 million for write-down of the investment in Dovechem Stolthaven Ltd., formerly SNTG's Asia Pacific terminal joint venture) and income from operations of $6.9 million in the third quarter of 2004. The results for the terminal division were below the third quarter of 2004 due to slightly lower, although still high, utilization in Houston and New Orleans. Houston, New Orleans, and Santos are all progressing with expansion plans that will expand capacity by over 25% over the next two to three years.

Legal (Litigation cases)

On January 14, 2005 the U.S. District Court enforced the amnesty agreement entered into by Stolt-Nielsen with the Antitrust Division of the DOJ. On February 14, 2005, the Antitrust Division filed a Notice of Appeal with respect to the District Court's decision. This is a procedural filing that preserves the Antitrust Division's ability to appeal the decision if it ultimately chooses to do so. There have been no other material developments regarding governmental antitrust investigations and related legal proceedings with respect to the parcel tanker business. The Company has previously disclosed investigations with respect to the parcel tanker business by the Korean Fair Trade Commission and the Canada Competition Bureau. The Company is cooperating fully with these investigations. The Company remains in the European Commission's (EC) Immunity Program in connection with the EC's ongoing investigation of the parcel tanker business. The Company has also previously disclosed an ongoing DOJ investigation with respect to the tank container business, which is not covered by the amnesty agreement.

Market Environment & Outlook
"We expect further improvement in SNTG's results in 2005," said Niels G. Stolt-Nielsen. "The strong market, which was originally driven by increased imports into the Asia region is now being seen in almost all major trade lanes. Strong demand is driving higher volumes, and as a result putting upward pressure on spot and contract rates. The order book for the core parcel tanker fleet of the top 18 competitors currently stands at 18% of the existing fleet<f3>. In light of the expected demand growth, as forecast by independent market analysts, of 4%-6% per annum combined with expected scrapping and new regulations impacting the industry, we believe SNTG is well positioned to take advantage of what we foresee to be a tightening supply/demand balance.


STOLT SEA FARM  (SSF)

---------------------------------------------------------------------------------------------------
Income from Operations                            Quarterly                Full Year
by Business Line (in USD millions)
                                            4Q04      3Q04         4Q03        2004       2003
---------------------------------------------------------------------------------------------------
SSF                                      (2.0)        (11.6)      (35.1)       (4.9)        (63.7)
-------------------------------------------------------------------------------- ------------------


o Improved results in all salmon producing regions and from the Asia Pacific sales network.
o    Fewer provisions for asset write-downs compared to 4Q03 and 3Q04
o Continued solid results from turbot operations but weaker pricing for tuna operations

SSF reported a loss from operations of $2.0 million in the fourth quarter of 2004, compared with a loss from operations of $35.1 million in the fourth quarter of 2003 and a loss from operations of $11.6 million in the third quarter of 2004. As the salmon pricing environment was still weak in the fourth quarter of 2004, the improved results were primarily due to fewer operational problems in the salmon producing regions and fewer provisions for asset write-downs compared to the fourth quarter of 2003 and the third quarter of 2004. During the fourth quarter, turbot operations continued to be a strong performer but results for the tuna operations were negatively impacted by lower prices.

Marine Harvest

On December 6, 2004 SNSA and Nutreco Holding N.V. signed shareholder and contribution agreements in connection with their previously announced plans to merge the fish-farming operations of the two companies.

On December 22, 2004 the shareholders of Nutreco voted in favor of the proposed transaction. The transaction with Nutreco to merge most of SNSA's aquaculture interests into Marine Harvest remains on track to be completed in the second quarter of 2005.

As previously announced, Marine Harvest will be the world's largest aquaculture company following the merger, with Nutreco holding a 75% stake and Stolt-Nielsen 25%. The transaction is still subject, among other things, to the approval of applicable regulatory and competition authorities, and certain lenders of

---------------------------
<f3> Based on publicly available industry sources and Company analysis.

both companies as well as advice from works councils.

Implementation of International Financial Reporting Standards ("IFRS")

U.S. Generally Accepted Accounting Principles ("U.S. GAAP") will continue to be the primary reporting standard for SNSA. SNSA expects to also implement IFRS in accordance with the European Union's initial directive of June 2002 which stated that "Member States may defer application [of IFRS] until 2007 for those companies that are listed both in the EU and elsewhere and that currently use U.S. GAAP (or other GAAP) as their primary basis of accounting...". Stolt-Nielsen S.A. is domiciled and registered in Luxembourg and will be subject to the IFRS Regulation, in accordance with the EU regulation 1606/2002 on the application of international financial reporting standards. SNSA is working with local Luxembourg counsel and the Luxembourg authorities, as well as the Oslo Stock Exchange, to secure an exemption until 2007.

Presentation and Conference Call

Stolt-Nielsen S.A. will hold a live presentation and a conference call to discuss the fourth quarter and year-end 2004 results on Wednesday, February 23rd, 2005 at 4:00pm CET (10:00am EST; 3:00pm GMT) at the Vika Atrium Conference Center, Munkedamsveien 45, in Oslo, Norway.

Participating in the presentation and call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
 Group

Anyone wishing to participate in the call should dial +1 800-946-0742 (in U.S.) or +0 800-028-7957 (in UK) or +800-15505 (in Norway) or +1 719-457-2650
(international) at that time. Phone lines will open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 11:00pm CET (5:00pm EST; 10:00pm GMT) on Thursday, February 24th, 2005. For access dial +1 888-203-1112 (in U.S.) or +1 719-457-0820 (outside U.S.) and quote the call reservation number: 2403894.

Live Webcast conference call and a copy of the presentation will be available via the company's Internet site www.stolt-nielsen.com. A playback of the conference call commences on Wednesday, February 23rd, 2005 after 6:00pm CET (12:00 noon EST; 5:00pm GMT).


Contact:  Richard M. Lemanski
          U.S. 1 203 625 3604
          rlemanski@stolt.com

          Valerie Lyon
          UK 44 20 7611 8904
          vlyon@stolt.com

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding Stolt-Nielsen S.A.'s future market environment, outlook, and financing costs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of Stolt-Nielsen S.A.'s indebtedness; Stolt-Nielsen S.A.'s ability to comply with its financing agreements; the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; Stolt-Nielsen S.A.'s ability to consummate the announced Marine Harvest aquaculture joint venture with Nutreco N.V., completion of the 2004 fiscal year audit, the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.


                                  - end text -
                                - tables follow -

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)


                                                             Three months ended                            Year ended
                                       --------------------------------------------------------   ---------------------------------
                                         November 30,       August 31,          November 30,        November 30,      November 30,
                                                 2004             2004                  2003                2004             2003
                                       --------------------------------------------------------   ---------------------------------

Operating revenue                      $    431,409      $    407,911      $    692,986        $ 1,955,717        $ 3,026,370
Operating expenses                          341,483           336,248           720,389          1,638,622          2,938,198
                                      ----------------- ----------------  -----------------   -----------------  ---------------

Gross profit (loss)                          89,926            71,663           (27,403)           317,095             88,172

Equity in net income (loss) of
non-consolidated joint ventures              14,206             3,740           (18,533)            26,239            (11,143)
Administrative and general expenses         (55,104)          (44,711)          (71,780)          (229,901)          (241,695)
Impairment of Stolt Offshore tangible
 fixed assets                                     -                 -          (176,522)                 -           (176,522)
Write-off of goodwill                             -                 -            (2,360)                 -             (2,360)
Restructuring charges                        (2,642)               57           (16,736)            (2,776)           (18,373)
Gain (loss) on disposal of assets, net          174               737            (1,007)              9,561            (1,417)
Other operating income (expense), net           186            (1,078)           (6,177)              3,363            (6,508)
                                      ----------------- ----------------  -----------------   -----------------  ---------------
   Income (loss) from operations             46,746            30,408          (320,518)            123,581          (369,846)

Non-operating income/(expense):
    Interest expense, net                 (16,928)            (18,650)          (24,972)            (81,013)          (92,772)
    Foreign currency exchange gain, net     9,473                (257)           11,345               6,070            13,364
    Equity in Stolt Offshore net income     9,709               5,285                 -               9,371                 -
    Gain on sales of Stolt Offshore
      Common stock                           (830)                  -                 -              24,870                 -
                                      ----------------- ----------------  -----------------   -----------------  ---------------
   Income (loss) before income tax
    benefit (provision)
    and minority interest                  48,170              16,786          (334,145)             82,879          (449,254)

Income tax benefit (provision)             (4,247)              1,502            15,309             (13,817)          (15,272)
                                      ----------------- ----------------  -----------------   -----------------  ---------------
     Income (loss) before minority
       interest                            43,923              18,288          (318,836)             69,062          (464,526)

Minority interest                             294                (774)          102,475               7,584           148,540
                                      ----------------- ----------------  -----------------   -----------------  ---------------
     Income (loss) before cumulative
       effect of accounting change         44,217              17,514          (216,361)             76,646          (315,986)

Cumulative effect of accounting change     (1,776)                  -                 -              (1,776)                -
                                      ----------------- ----------------  -----------------   -----------------  ---------------

      Net income (loss)                $   42,441       $      17,514      $   (216,361)      $      74,870      $   (315,986)
                                      ================= ================  =================   =================  =================


PER SHARE DATA
--------------
Net income (loss) per share:
     Basic
     Income before cumulative effect
     of accounting change              $     0.70      $      0.28         $      (3.94)      $        1.24      $      (5.75)
     Cumulative effect of accounting
     change                                 (0.03)               -                    -               (0.03)                -
                                      ----------------- ----------------  -----------------   -----------------  ---------------
       Total                           $     0.67      $      0.28         $      (3.94)      $        1.21      $      (5.75)


     Diluted
     Income before cumulative effect
       of accounting change            $     0.68      $      0.28         $      (3.94)      $        1.22      $      (5.75)
     Cumulative effect of
       accounting change                    (0.03)               -                    -               (0.03)                -
                                      ----------------- ----------------  -----------------   -----------------  ---------------
           Total                       $     0.65      $      0.28         $      (3.94)      $        1.19      $      (5.75)

Weighted average number of Common
   Shares and equivalents outstanding:
     Basic                                 63,082           62,859               54,949              61,767            54,949
     Diluted                               64,593           63,633               54,949              62,630            54,949

SELECTED CASH FLOW DATA
-----------------------
Capital expenditures                   $   16,234      $    17,401         $     23,509       $      52,908      $     88,052

Depreciation and amortization
  (excluding drydocking)               $   25,364      $    26,349         $     51,812       $     119,089       $   195,442

Results for 2004 are unaudited and subject to change pending final completion of the audit.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            (in U.S. dollar thousands)




                                                                                          November 30,           Novembber 30,
                                                                                                  2004                    2003
ASSETS
------
Cash and cash equivalents                                                              $          71,447     $     150,039
Trade receivables, net                                                                           171,508           520,325
Inventories                                                                                      220,861           251,127
Prepaid expenses                                                                                  52,450            84,857
Assets held for sale                                                                                   -           106,152
Other current assets                                                                              22,055            75,646
                                                                                      --------------------  ------------------
          Total current assets                                                                   538,321         1,188,146

Fixed assets, net of accumulated depreciation                                                 1,520,048          2,041,144
Investment in and advances to non-consolidated joint ventures                                     74,689           138,835
Investment in and advances to Stolt Offshore                                                     133,400                 -
Goodwill and other intangible assets, net                                                         61,707            73,725
Other non-current assets                                                                         111,373           137,595
                                                                                      --------------------  ------------------
          Total assets                                                                 $       2,439,538       $ 3,579,445
                                                                                      ====================  ==================


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Short-term bank loans                                                                  $         291,124      $    479,448
Current maturities of long-term debt and capital lease obligations                               167,169           242,582
Accounts payable                                                                                  89,011           615,066
Accrued liabilities                                                                              233,925           293,606
Liabilities pertaining to assets held for sale                                                        -             57,855
                                                                                      --------------------  ------------------
          Total current liabilities                                                              781,229         1,688,557

Long-term debt and capital lease obligations                                                     654,558           977,667
Other non-current liabilities                                                                    117,103           166,654
Commitments and contingencies
Minority interest                                                                                  3,353            52,353


Capital stock and Founder's shares                                                                63,377            62,639
Paid-in surplus                                                                                  311,016           335,499
Retained earnings                                                                                523,370           448,498
Accumulated other comprehensive (loss) income, net                                               (14,468)          (18,398)
Treasury stock                                                                                         -          (134,024)
                                                                                      --------------------  ------------------
          Total shareholders' equity                                                             883,295           694,214
                                                                                      --------------------  ------------------
          Total liabilities and shareholders' equity                                   $       2,439,538      $  3,579,445
                                                                                      ====================  ==================

Total interest-bearing debt and capital lease obligations net of
          cash and cash equivalents:                                                   $       1,041,404      $  1,549,658
                                                                                      --------------------  ------------------


Minority interest in Stolt Offshore                                                    $              -       $     37,823
                                                                                      --------------------  ------------------

Results for 2004 are unaudited and subject to change pending final completion of the audit.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)

The following tables present the contribution to operating revenue, gross profit
(loss), income (loss) from operations, net income (loss) and total assets for each of the Company's reportable segments and other corporate items:



                                                     Three months ended                             Year ended
                                   -------------------------------------------------------------------------------------------------
                                         November 30,         August 31,        November 30,       November 30,        November 30,
                                                 2004               2004                2003               2004                2003
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers           $       230,606     $       214,798     $       183,851     $     845,623         $    762,068
     Stolt Tank Containers                   77,571              75,071              62,713           297,495              254,692
     Stolthaven Terminals                    19,019              19,418              16,351            75,618               63,896
                                    ----------------    ----------------    ----------------    --------------        --------------
                                            327,196             309,287             262,915         1,218,736            1,080,656

Stolt Offshore                                    -                   -             306,070           276,393            1,482,273
Stolt Sea Farm                              103,562              98,513             123,497           459,073              461,817
Corporate and Other                             651                 111                 504             1,515                1,624
                                    ----------------    ----------------    ----------------    --------------        --------------
     Total                          $       431,409     $       407,911     $       692,986     $   1,955,717         $  3,026,370
                                    =================== ==================  ==================  =================     ==============
------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT (LOSS):
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers           $       62,856      $        51,313     $        38,166     $     202,129         $    146,451
     Stolt Tank Containers                  14,903               13,338              10,807            51,323               45,771
     Stolthaven Terminals                    7,289                8,348               5,442            30,217               22,749
                                    ----------------    ----------------    ----------------    --------------        --------------
                                            85,048               72,999              54,415           283,669               214,971
Stolt Offshore                                   -                    -             (65,527)            9,243              (108,301)
Stolt Sea Farm                               3,738               (3,187)            (16,795)           20,438               (20,122)
Corporate and Other                          1,140                1,851                 504             3,745                 1,624
                                    ----------------    ----------------    ----------------    --------------        --------------
     Total                          $       89,926      $        71,663     $       (27,403)    $     317,095         $      88,172
                                   =================== ==================  ==================  =================     ===============

------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers (a) (d)   $        38,304      $       31,175     $         8,893     $     118,780        $       65,267
     Stolt Tank Containers (a)               3,143                6,211               3,832            17,815                18,349
     Stolthaven Terminals (e)                5,361                6,915              (6,303)           24,178                 7,313
     SNTG Corporate (f)                     10,945                1,499                   -            12,845                (5,353)
                                    ----------------    ----------------    ----------------    --------------        --------------
       SNTG before
       Restructuring Charges                57,753               45,800               6,422           173,618                85,576
       SNTG Restructuring Charges           (2,642)                  57                (503)           (2,776)               (2,140)
                                    ----------------    ----------------    ----------------    --------------        --------------
                                            55,111               45,857               5,919           170,842                83,436
     Stolt Offshore                              -                    -            (286,462)          (10,997)             (380,495)
     Stolt Sea Farm                         (2,028)             (11,583)            (35,071)           (4,866)              (63,663)
     Corporate and Other (b)                (6,337)              (3,866)             (4,904)          (31,398)               (9,124)
                                    ----------------    ----------------    ----------------    --------------        --------------
          Total                     $       46,746      $        30,408     $      (320,518)    $     123,581              (369,846)
                                    =================== ==================  ==================  =================     ==============
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS):
Stolt-Nielsen Transportation Group  $       38,405      $        35,914     $         1,109     $     116,861         $      37,562
Stolt Offshore                               9,709                5,285            (286,050)           (9,094)             (418,087)
Stolt Sea Farm                               5,659              (18,015)            (30,592)          (18,642)              (78,368)
Corporate and Other (b)                     (8,726)              (5,670)             (5,151)          (44,796)               (9,777)
Gain on sales of Stolt
  Offshore Common stock (c)                   (830)                   -                   -            24,870                     -
Minority interest in Stolt Offshore              -                    -             104,323             7,447               152,684
                                    ----------------    ----------------    ----------------    --------------        --------------
     Income (loss) before cumulative
     effect of accounting change            44,217               17,514            (216,361)           76,646              (315,986)
     Cumulative effect of accounting
     change                                 (1,776)                   -                   -            (1,776)                    -
                                    ----------------    ----------------    ----------------    --------------        --------------
  Net income (loss)                 $       42,441      $        17,514     $      (216,361)    $      74,870         $    (315,986)

                                    =================== ==================  ==================  =================     ==============

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   As of
                                                                                   ----------------------------------------
                                                                                      November 30,           November 30,
                                                                                              2004                   2003
                                                                                   -----------------     ------------------

TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                                 $  1,782,381               $ 1,810,660
Stolt Offshore                                                                                -                 1,242,660
Stolt Sea Farm                                                                          498,455                   520,000
Corporate and Other                                                                     158,702                     6,125
                                                                                   -----------------     ------------------
    Total                                                                          $  2,439,538          $      3,579,445
                                                                                   =================     ==================
------------------------------------------------------------------------------------------------------------------------------------

Results for 2004 are unaudited and subject to change pending final completion of the audit.
(a) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $3.6 million, $4.6 million and $17.4 million in the fourth quarter, third quarter and full year of 2004, respectively, and at Stolt Tank Containers of $2.7 million in the fourth quarter and full year of 2004, and $6.0 million and $15.5 million in the fourth quarter and full year of 2003, respectively at Stolt Parcel Tankers.
(b) Includes due diligence costs related to the SSF/Nutreco merger of $4.5 million in the fourth quarter and full year of 2004. Also includes financial restructuring costs of $(0.9) million, $1.6 million and $20.6 million in the fourth quarter, third quarter and full year of 2004, respectively, and $4.1 million and $5.2 million in the fourth quarter and full year of 2003.
(c) Includes a gain of $20.9 million related to SOSA's sale of its own common stock, and a gain of $4.0 million related to SNSA's sale of SOSA shares in 2004.
(d) Includes a charge of $7.5 million for the write-down of the investment in Stolt Marine Transport to net realizable value in the fourth quarter and full year of 2003.
(e) Includes a reserve provision for the write-down of the investment in Dovechem Stolthaven Ltd of $10.4 million in the fourth quarter and full year of 2003.
(f) Includes a pre-tax gain of $10.9 million ($6.6 million after-tax) recognized on sale of interest in the Greenwich CT. office building in the fourth quarter and full year of 2004.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
                              OPERATING YARDSTICKS
                                    UNAUDITED

                                                           1st Quarter      2nd Quarter        3rd Quarter        4th Quarter
STOLT PARCEL TANKERS DIVISION:
------------------------------------------------------------------------------------------------------------------------------
Joint Service sailed-in time-charter index
     2002                                                         1.07             1.07               1.08               1.05
     2003                                                         1.00             1.05               1.05               1.00
     2004                                                         1.02             1.19               1.20               1.25

Volume of cargo carried - millions of tons
     Joint Service fleet:
     2002                                                          3.4              3.6                3.5                3.4
     2003                                                          3.4              3.5                3.6                3.4
     2004                                                          3.4              3.6                3.8                4.0

     Regional fleets:
     2002                                                          2.4              2.4                2.4                2.7
     2003                                                          2.8              2.7                2.6                2.6
     2004                                                          2.6              2.6                2.8                2.7

Operating days
     Joint Service fleet:
     2002                                                        6,257            6,117              6,076              5,972
     2003                                                        5,718            5,721              5,717              5,666
     2004                                                        5,794            5,900              6,080              6,252

     Regional fleets:
     2002                                                        5,674            5,617              5,583              5,707
     2003                                                        5,798            5,987              6,016              6,102
     2004                                                        6,099            6,016              5,995              5,916

Average number of ships operated in the period
     Joint Service fleet:
     2002                                                           70               66                 66                 68
     2003                                                           64               62                 62                 62
     2004                                                           64               64                 66                 69

     Regional fleets:
     2002                                                           63               61                 64                 64
     2003                                                           64               65                 65                 67
     2004                                                           68               65                 65                 65

Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
------------------------------------------------------------------------------------------------------------------------------
Tank containers operated and leased at end of period
     2002                                                       13,946           14,157             14,568             14,955
     2003                                                       15,316           15,583             15,888             15,999
     2004                                                       16,271           16,923             17,035             17,153

Tank container utilization - %
     2002                                                        71.1%            77.6%              77.7%              76.9%
     2003                                                        78.7%            81.5%              78.8%              77.7%
     2004                                                        80.5%            79.8%              79.4%              78.9%

STOLTHAVEN TERMINALS DIVISION:
------------------------------------------------------------------------------------------------------------------------------
Average marketable shell barrel capacity (millions of
  barrels)
     2002                                                         2.82             3.03               3.32               3.37
     2003                                                         3.38             3.38               3.57               3.85
     2004                                                         3.89             3.94               3.99               4.00

Tank capacity utilization - %
     2002                                                        98.0%            98.1%              95.1%              97.0%
     2003                                                        96.6%            96.3%              97.9%              97.4%
     2004                                                        97.0%            98.7%              98.6%              96.7%